UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 31, 2022

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Full mailing address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC
Landa App 2 LLC - 153 Spring Valley Stockbridge GA LLC	Landa App 2 LLC - 45 Robertford Drive Covington GA LLC
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distribution Declaration

On January 31, 2022, Landa Holdings, Inc., as manager (the “Manager”) to each of the following series (each a “Series,” and collectively the “Series”) of Landa App 2 LLC (the “Company”), declared a cash distribution (the “Distribution”) for such Series for the period between January 1, 2022 to January 31, 2022 (the “Distribution Period”), in the amount set forth in the table below. The Distribution is scheduled to be paid to the holders of membership interests in a Series (“Shares”) on or before February 15, 2022.

For Shares purchased during the Distribution Period, holders of such Shares will be eligible to receive distributions calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such Holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share(1)
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$316.25	$0.031625
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$536.62	$0.053662
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC	$491.57	$0.049157
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$399.13	$0.039913
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$577.05	$0.057705
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC	$844.23	$0.084423
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$873.53	$0.087353
Landa App 2 LLC - 4085 Springvale Way McDonough GA LLC	$758.02	$0.075802

(1)	Each Share represents a 1/10,000th interest in the Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular available on the SEC’s website dated December 3, 2021. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each Series and the Landa Mobile App (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager, each Series and the Landa Mobile App will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2022	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

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